Exhibit 99. 1

CHINAEDU CORPORATION ENTERS INTO DEFINITIVE MERGER AGREEMENT FOR GOING PRIVATE TRANSACTION

BEIJING, China, December 31, 2013 – ChinaEdu Corporation (NASDAQ: CEDU) (the “Company”), a leading online educational services provider in China, today announced that the Company has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with ChinaEdu Holdings Limited (“Holdings”) and ChinaEdu Merger Sub Limited (“Merger Sub”), pursuant to which Holdings will acquire the Company for US$2.33 per ordinary share or US$7.00 per American Depositary Share (“ADS”), each representing three (3) ordinary shares. This represents a 19.9% premium over the closing price of $5.84 per ADS as quoted by NASDAQ on June 19, 2013, the last trading day prior to the Company’s announcement on June 20, 2013 that it had received a “going private” proposal, and a premium of approximately 22% to the volume weighted average price of the Company’s ADSs for the last 180 trading days.

Pursuant to the Merger Agreement and subject to the satisfaction or waiver of its terms and conditions, Merger Sub, which is wholly-owned by Holdings, will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Holdings (the “Merger”). In connection with and at the effective time of the Merger, all of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (including ordinary shares represented by ADSs) will be canceled and converted into and exchanged for the right to receive US$2.33 per ordinary share or US$7.00 per ADS, in each case, in cash and without interest and net of any applicable withholding taxes, except for (a) all ordinary shares owned immediately prior to the effective time of the Merger by Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, GegengTana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, LingyuanFurong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young (the “Rollover Shareholders”), which are subject to a contribution agreement whereby such shareholders have agreed to contribute such shares (except, in the case of McGraw-Hill Global Education Intermediate Holdings, LLC (“McGraw-Hill”), limited to 3,377,336 ordinary shares held by it) (the “Rollover Shares”) to Holdings, which contributed Rollover Shares will, in accordance with the contribution agreement, be exchanged for the right to subscribe for the ordinary shares of Holdings, (b) ordinary shares and ADSs beneficially owned immediately prior to the effective time of the Merger by the Company as treasury shares, held in brokerage accounts in the Company’s name, or issued to The Bank of New York and reserved for future grants under the Company’s 2010 Equity Incentive Plan (the “Company Plan”), and (c) ordinary shares owned by shareholders who have validly exercised and perfected and not effectively withdrawn or lost their appraisal or other rights pursuant to Section 238 of the Cayman Companies Law, as amended, which will be cancelled and will entitle the former holders thereof to receive the appraised value thereon in accordance with such holder’s appraisal rights under the Cayman Companies Law.

At the effective time of the Merger, each option to purchase ordinary shares (each, a “Company Option”) granted pursuant to the Company Plan that is then outstanding and unexercised, whether or not vested, shall be cancelled and converted into and exchanged for an option to acquire one fully paid and non-assessable ordinary share of Holdings (each, a “Holdings Option”). Each Holdings Option shall have an exercise or purchase price equal to the exercise or purchase price of the corresponding Company Option. Each Holdings Option shall otherwise retain the same grant date, the same vesting or exercise schedule, the same term and expiration date and substantially the same other material terms and conditions as each Company Option.

At the effective time of the Merger, each restricted stock unit granted pursuant to the Company Plan (each, a “Company RSU”) shall be cancelled and converted into and exchanged for a restricted stock unit of Holdings (each, a “Holdings RSU”). Each Holdings RSU shall be subject to the same material terms and conditions as each Company RSU.

Holdingsand Merger Sub are all newly-formed Cayman Islands exempted companies with limited liability. The Rollover Shareholders collectively beneficially own approximately 56.9% of the outstanding ordinary shares of the Company (excluding 1,392,000 ordinary shares owned by McGraw-Hill that will be cashed out at the effective time of the Merger and outstanding options and RSUs of the Company). Immediately after the completion of the Merger, Holdings will be beneficially owned by the Rollover Shareholders.Holdings and Merger Sub intend to fund the Merger consideration through proceeds from a committed loan facility fromChina Merchants Bank Co. Ltd., Hong Kong Branch.

The Company’s board of directors, acting upon the unanimous recommendation of the independent committee (“Independent Committee”) formed by the board of directors, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Independent Committee, which is composed solely of directors of the Company who are unaffiliated with any of Holdings, Merger Sub, the Rollover Shareholders or any of the management members of the Company, exclusively negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the first or second quarter of 2014, is subject to customary closing conditions as well as the approval by an affirmative vote of (i) shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class at the extraordinary general meeting, and (ii) shareholders (other than the Rollover Shareholders) representing a majority of the outstanding ordinary shares (excluding the ordinary shares held by the Rollover Shareholders) present and voting in person or by proxy as a single class at the extraordinary general meeting.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders have entered into a voting agreement with Holdings and the Company whereby they have agreed, among other things, to vote in favor of approval of the Merger Agreement and Merger. This represents voting commitments from shareholders beneficially owning approximately 61.6% of the Company’s outstanding ordinary shares(excluding outstanding options and RSUs of the Company). If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NASDAQ.

HoulihanLokey (China) Limited is serving as financial advisor to the Independent Committee. Ropes & Gray LLP is serving as U.S. legal advisor to the Independent Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Independent Committee.

Loeb & Loeb LLP is serving as U.S. legal advisor to the Rollover Shareholders and the Company. Walkers is serving as Cayman Islands legal advisor to the Rollover Shareholders.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include the Merger Agreement related to the Merger. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

ChinaEdu Corporation

4th Floor-A, GeHua Building,

QinglongHutong No 1, Dongcheng District

Beijing 100007, People’s Republic of China

Phone: +86 10 8418-7301

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the transaction when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 25, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the transaction proceed.

About ChinaEduCorporation

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has entered into collaborative alliances with 13 universities, ranging from 15 to 50 years in length. The Company has also entered into technology agreements with 8 universities. Besides, ChinaEdu performs recruiting services for 23 universities through a nationwide learning center network.

Safe Harbor: Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Simon Mei
Chief Financial Officer
ChinaEdu Corporation
Phone: +86 10 8418-7301
E-mail: simon@chinaedu.net